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                                                             UNITED STATES
                                                   SECURITIES AND EXCHANGE COMMISSION
                                                         WASHINGTON, D.C.  20549



                                                            AMENDED FORM 144



                                                    NOTICE OF PROPOSED SALE OF SECURITIES
                                            PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933


ATTENTION:  TRANSMIT FOR FILING 3 COPIES OF THIS FORM CONCURRENTLY WITH EITHER PLACING AN ORDER
            WITH A BROKER TO EXECUTE SALE OR EXECUTING A SALE DIRECTLY WITH A MARKET MAKER.

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1(a)  NAME OF ISSUER (PLEASE TYPE OR PRINT)             (b)  IRS IDENT. NO.      (c)  S.E.C. FILE NO.
Trans World Entertainment Corporation                   14-1541629               000-14818

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1(d)  ADDRESS OF ISSUER             STREET              CITY           STATE               ZIP CODE         (e) TELEPHONE NO.
                                                                                                            ------------------------
                                                                                                            AREA CODE       NUMBER
                             38 Corporate Circle       Albany           NY                  12203              518         452-1242
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2(a) NAME OF PERSON FOR WHOSE ACCOUNT   (b)  IRS IDENT. NO  (c)  RELATIONSHIP  (d)  ADDRESS STREET            CITY    STATE ZIP CODE
     THE SECURITIES ARE TO BE SOLD                               TO ISSUER
     Van Kampen Senior Loan Fund        36-6911789               Affiliate     1221 Avenue of the Americas, New York, NY      10020
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              INSTRUCTION:  THE PERSON FILING THIS NOTICE SHOULD CONTACT THE ISSUER TO OBTAIN THE I.R.S. IDENTIFICATION NUMBER
                                                         AND THE S.E.C. FILE NUMBER.
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3(a)                (b)                       SEC USE ONLY  (c)            (d)          (e)           (f)             (g)
    TITLE OF           NAME AND ADDRESS OF    ------------     NUMBER OF      AGGREGATE    NUMBER OF     APPROXIMATE     NAME OF
    THE CLASS          EACH BROKER THROUGH                     SHARES OR      MARKET       SHARES OR     DATE OF SALE    EACH
    OF SECURITIES      WHOM THE SECURITIES    BROKER-DEALER    OTHER UNITS    VALUE        OTHER UNITS   (SEE INSTR.     SECURITIES
    TO BE SOLD         ARE TO BE OFFERED OR   FILE NUMBER      TO BE SOLD     (SEE INSTR.  OUTSTANDING   3(f))           EXCHANGE
                       EACH MARKET MAKER                       (SEE INSTR.    3(d))        (SEE INSTR.)  (MO. DAY  YR.)  (SEE INSTR.
                       WHO IS ACQUIRING THE                    3(c))                       3(e)                          3(g))
                       SECURITIES
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Common Stock           Jefferies & Company, Inc.               2,500          $36,525      33,025,649    03/02/05        NYSE
                       11100 Santa Monica Blvd
                       Los Angeles, CA 90025

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INSTRUCTIONS:
1.  (a)  Name of issuer                                    3.  (a)  Title of the class of securities to be sold
    (b)  Issuer's I.R.S. Identification Number                 (b)  Name and address of each broker through whom the securities
    (c)  Issuer's S.E.C. file number, if any                        are intended to be sold
    (d)  Issuer's address, including zip code                  (c)  Number of shares or other units to be sold (if debt securities,
    (e)  Issuer's telephone number, including area code             give the aggregate face amount)
                                                               (d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
                                                               (e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2.  (a)  Name of person for whose account the securities       (f)  Approximate date on which the securities are to be sold
         are to be sold                                        (g)  Name of each securities exchange, if any, on which the
    (b)  Such person's I.R.S. identification number,                securities are intended to be sold
         if such person is an entity
    (c)  Such person's relationship to the issuer
         (e.g., officer, director, 10% stockholder,
         or member of immediate family of any of the
         foregoing)
    (d)  Such person's address, including zip code

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                                                      TABLE I -- SECURITIES TO BE SOLD

                       FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE ACQUISITION OF THE SECURITIES TO BE SOLD
                  AND WITH RESPECT TO THE PAYMENT OF ALL OR ANY PART OF THE PURCHASE PRICE OR OTHER CONSIDERATION THEREFOR:

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                                                                Name of Person from Whom    Amount of
     Title of       Date you       Nature of Acquisition        Acquired (IF GIFT, ALSO     Securities   Date of    Nature of
     the Class      Acquired       Transaction                  GIVE DATE DONOR ACQUIRED)   Acquired     Payment    Payment
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     Common Stock   04/22/1999     share exchange               Trans World Entertainment   3,789,962    04/22/1999 share exchange
                                                                Corporation

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INSTRUCTIONS: 1.   If the securities were purchased and full         2.   If within two years after the acquisition of the
                   payment therefor was not made in cash at               securities the person for whose account they are to be
                   the time of purchase, explain in the table             sold had any short positions, put or other option to
                   or in a note thereto the nature of the                 dispose of securities referred to in paragraph (d)(3)
                   consideration given.  If the consideration             of Rule 144, furnish full information with respect
                   consisted of any note or other obligation,             thereto.
                   or if payment was made in installments
                   describe the arrangement and state when the
                   note or other obligation was discharged in
                   full or the last installment paid.
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                                            TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS

                     FURNISH THE FOLLOWING INFORMATION AS TO ALL SECURITIES OF THE ISSUER SOLD DURING THE PAST 3 MONTHS
                                       BY THE PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD.
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                                                                                     Amount of
Name and Address of Seller         Title of Securities Sold      Date of Sale        Securities Sold     Gross Proceeds
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Van Kampen Senior Loan Fund        Common Stock                  12/01/2004          2,500               $28,525.00
Van Kampen Senior Loan Fund        Common Stock                  12/03/2004          38,500              $438,934.65
Van Kampen Senior Loan Fund        Common Stock                  12/09/2004          3,759               $42,852.60
Van Kampen Senior Loan Fund        Common Stock                  12/10/2004          15,147              $172,675.80
Van Kampen Senior Loan Fund        Common Stock                  12/13/2004          1,893               $21,583.23
Van Kampen Senior Loan Fund        Common Stock                  12/14/2004          27,252              $310,672.80
Van Kampen Senior Loan Fund        Common Stock                  12/15/2004          51,949              $592,244.57
Van Kampen Senior Loan Fund        Common Stock                  12/16/2004          50,000              $574,025.00
Van Kampen Senior Loan Fund        Common Stock                  12/16/2004          50,000              $570,510.00
Van Kampen Senior Loan Fund        Common Stock                  12/17/2004          50,000              $579,160.00
Van Kampen Senior Loan Fund        Common Stock                  12/17/2004          47,000              $553,335.70
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REMARKS:


INSTRUCTIONS:                                                   ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144.    THE PERSON FOR WHOSE ACCOUNT THE SECURITIES TO WHICH THIS NOTICE
Information is to be given not only as to the person for whose  RELATES ARE TO BE SOLD HEREBY REPRESENTS BY SIGNING THIS NOTICE
account the securities are to be sold but also as to all other  THAT HE DOES NOT KNOW ANY MATERIAL ADVERSE INFORMATION IN REGARD
persons included in that definition.  In addition, information  TO THE CURRENT AND PROSPECTIVE OPERATIONS OF THE ISSUER OF THE
shall be given as to sales by all persons whose sales are       SECURITIES TO BE SOLD WHICH HAS NOT BEEN PUBLICLY DISCLOSED.
required by paragraph (e) of Rule 144 to be aggregated with
sales for the account of the person filing this notice.


                   March 2, 2005                                                   /s/ Lou Anne McInnis
    --------------------------------------------------               -------------------------------------------------------
                   DATE OF NOTICE                                                        (SIGNATURE)

                          THE NOTICE SHALL BE SIGNED BY THE PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD.
                                          AT LEAST ONE COPY OF THE NOTICE SHALL BE MANUALLY SIGNED.
                                   ANY COPIES NOT MANUALLY SIGNED SHALL BEAR TYPED OR PRINTED SIGNATURES.
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    ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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